EXHIBIT 99.1

TOP Ships Inc. Announces Pricing of $3.0 Million Registered Direct Offering

ATHENS, Greece, Oct. 24, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announced today that it has entered into a Securities Purchase Agreement with one institutional investor, pursuant to which the Company will sell 2.0 million common shares at a purchase price of $1.50 per share for gross proceeds of $3.0 million in a registered direct offering.

In connection with the issuance of the common shares, the Company will also issue warrants to purchase up to 3.5 million additional common shares.  The warrants have an exercise price of $1.50 per share and will have a term of four months.  The closing of the transaction is expected to occur on or about October 26, 2018, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as the exclusive placement agent for the offering.

The Company estimates that the net proceeds from the sale of the securities, after deducting fees and expenses, will be approximately $2.7 million. The net proceeds of this offering are expected to be used to repay $2.4 million of outstanding indebtedness and for general corporate purposes.

The shares of common stock are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333- 215577) previously filed and declared effective by the United States Securities and Exchange Commission (“SEC”).  A prospectus supplement relating to the offering will be filed by the Company with the SEC.  When filed, copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from the offices of Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, Attn: Prospectus Department, or by telephone at (800) 724-0751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.

About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org